Delta Air Lines, Inc.

P.O. Box 20574

Atlanta, Georgia 30320-2574

August 2, 2018

VIA EDGAR CORRESPONDENCE

Ms. Effie Simpson

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Air Lines, Inc. Form 10-K for the year ended December 31, 2017
Form 10-Q for the period ended June 30, 2018
File No. 001-05424

Dear Ms. Simpson:

Pursuant to our telephone conversation regarding the Staff’s letter dated July 16, 2018, we acknowledge the receipt of the letter today. As discussed, we also acknowledge that a 10 business day extension to respond to the letter’s comments has been granted and will file our response no later than August 16, 2018.

If there are questions or concerns regarding this matter, please call me at (404) 715-3356.

Very truly yours,

/s/ Craig Meynard

Craig Meynard
Vice President and Chief Accounting Officer